Exhibit 99.1

Dear Shareholders,

We made significant progress with CYT387 during Fiscal 2012, highlighted by our reporting of positive interim data at the 2011 ASH Annual Meeting from our Phase I/II trial in 166 patients with myelofibrosis. These results continued to potentially differentiate our drug from other JAK inhibitors, with CYT387 demonstrating an ability to render and maintain anemic patients with myelofibrosis transfusion independent for clinically-relevant periods of time. CYT387 also continued to produce significant and durable reductions in splenomegaly and improvements of constitutional symptoms for many patients, and was safe and well tolerated with daily dosing up to and exceeding two and a half years.

Subsequent to ASH 2011, in June 2012, all eligible patients completed the core part of the Phase I/II trial by receiving drug for nine months. Many of these patients continue treatment with CYT387 in the ongoing extension trial, demonstrating the durability and tolerability of our drug. In July 2012, enrolment was also completed for the complementary Phase II BID (twice-daily dosing) trial of CYT387 we initiated in September 2011. This trial was designed to further explore the range of potential dosing for CYT387 and recruited of a total of 61 patients at six sites across North America. A review of clinical data obtained from across multiple doses and schedules indicate that the optimal dose for CYT387 is the 300mg once-daily dose. Additional data from the BID study will augment data from the 166 patient Phase I/II study and facilitate further investigation of the spleen, constitutional symptom and anemia responses observed to date. Looking ahead, we anticipate final nine-month data from the ongoing Phase I/II trial to be reported by the end of calendar 2012, along with updated interim data from its extension trial and initial data from the BID trial.

With strong data in hand, over the past several months we also conducted productive discussions with regulatory authorities in the US and Europe which have affirmed the range of options available for the pivotal program for CYT387. Final pivotal trial designs may be subject to YM’s business development activities, as we continue to conduct a robust business development campaign aimed at exploring potential opportunities to further develop and commercialize the drug with other companies. We are fortunate to have a strong balance sheet, providing us the flexibility to weigh any business development opportunities that arise against the prospect of retaining full control over commercial economics for CYT387.

For nimotuzumab, at the start of Fiscal 2012 we reported that our majority-owned joint venture, CIMYM BioSciences Inc. had made the decision to focus its involvement with the drug on supporting the development and commercialization activities of its sub-licensees. Daiichi Sankyo Co., Ltd., CIMYM’s sub-licensee for nimotuzumab in Japan, is reportedly evaluating the drug in a Phase II gastric cancer program together with Kuhnil Pharma Co. Ltd., CIMYM’s sub-licensee in South Korea, and in a Phase II non-small cell lung cancer (NSCLC) program. Oncoscience AG (OSAG), CIMYM’s sub-licensee for Europe, is reportedly evaluating nimotuzumab in Phase III glioma and pancreatic cancer programs. Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM sub-licensee, is reportedly evaluating nimotuzumab in Phase II and III head and neck cancer programs and a Phase II cervical cancer program. We will continue to report any material advancement in these programs as they are achieved.

For CYT997, a single-arm intravenous Phase Ib/II study in patients with relapsed glioblastoma multiforme was closed to enrolment in February 2011. Subsequent preclinical work was recently completed involving the examination of repeated low doses of CYT997, the envisioned optimal dosing regimen for this drug, in a mouse breast cancer model. Based on the results obtained in this preclinical model, in conjunction with the earlier clinical trial data, YM has decided not to pursue further clinical development of CYT997 at this time, as we continue to focus our resources primarily on our lead drug.

As we advance towards the initiation of pivotal trials for CYT387, a potentially ‘Best-in-Class” drug in the emerging JAK inhibitor arena, this is a highly active and exciting period at YM BioSciences. We thank you as always for your continued support and look forward to reporting further progress to you throughout Fiscal 2013.

Sincerely,

Dr. Nick Glover
President and CEO
YM BioSciences Inc.
Date: Sept 21, 2012